SOCIAL LEVERAGE ACQUISITION CORP I

8390 E. Via de Ventura, Suite F110-207
Scottsdale, Arizona 85258

February 9, 2021

VIA EMAIL & EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Todd Schiffman

Re:	Social Leverage Acquisition Corp I (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-252392)

Dear Mr. Schiffman:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-252392) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on February 11, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122 and that such effectiveness also be confirmed in writing.

Very truly yours,

Social Leverage Acquisition Corp I

By:	/s/ Paul Grinberg
Name:	Paul Grinberg
Title:	Executive Chairman

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg A. Noel, Esq. and P. Michelle Gasaway, Esq.

cc:	Sidley Austin LLP

Michael P. Heinz, Esq. and Kunle A. Deru, Esq.